

September 13, 2012

<u>Via Facsimile</u>
Mr. John P. Wilkerson
Chief Financial Officer
Cobalt International Energy, Inc.
1980 Post Oak Boulevard, Suite 1200
Houston, Texas 77056

> **Re: Cobalt International Energy, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed February 21, 2012**
> **File No. 1-34579**

Dear Mr. Wilkerson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2011</u>

<u>Business, page 2</u>

<u>Overview</u>

1.   Please expand your disclosures to specify in a clear and concise manner, preferably with a table and narrative, the number of net productive and dry exploratory wells and net productive and dry development wells drilled in each of the last three fiscal years by geographical area; also the number of gross and net wells in the process of being drilled at the end of your fiscal year or at the time of filing your report; and the remaining terms of leases or concessions to comply with Items 1205, 1206 and 1208 of Regulation S-K.

Our Prospects Offshore West Africa, page 16

2.   We note that you disclose DST results for the Cameia #1 well on page 17, while indicating these are favorable and that you are preparing a development schedule. Please expand your disclosure to include figures for (i) the duration of the test, (ii) total hydrocarbon and water recovery from your test; (iii) shut-in pressure at the beginning of the test, and (iv) flowing pressure at its conclusion. Please disclose in further detail the technical support you compiled in formulating your view that the well is capable of producing 20,000 BOPD, and clarify whether proceeding with your development schedule depends on establishing reserves.

Financial Statements

Note 1 - Organization and Operations, page F-9

3.   We note your disclosures under this heading and on pages 2 and 59, stating that you have a "world-class below salt prospect inventory" and continue "to mature high impact prospects...for upcoming exploratory drilling." Please modify these and similar disclosures to explain how you define the terms "world class" and "high impact" and the activity of "mature high impact prospects" to enable a reader to understand the nature and extent of support for your claims. Please ensure that your disclosures reveal the particular characteristics which distinguish your prospects as "world class" or "high impact" and the various steps which comprise the process of maturing prospects in advance of drilling and the status of your exploration prospects within that process.

4.   We note your disclosures on pages 2, 59 and 67, stating "we will progress our existing discoveries toward development and production through follow-on appraisal drilling and pre-development planning activities" and "With respect to our Cameia pre-salt oil discovery, we are currently preparing the development schedule and do not have an estimate of first oil and cash flow at this time."

These disclosures indicate that you expect to develop and produce oil from your properties based on the results of past exploration. Please expand your disclosure to identify the particular discoveries to which these disclosures apply. Also disclose the reasons you have the requisite degree of confidence to proceed with development without having established reserves; and provide details of the level of support you will need to obtain, relative to the information you had compiled as of the end of the period covered by the report, before you are able to claim reserves. The extent to which your development plans depend on your ability to establish reserves and the level of uncertainty must be clarified.

If your use of the term development in any disclosure does not conform with the definition in Rule 4-10(a) of Regulation S-X, you should revise your disclosures as necessary to utilize terminology that more clearly reflects the nature of the activities contemplated or referenced in your filings.

Note 18 - Contractual Obligations and Commitments, page F-30

5.   Please expand your disclosure under this heading and on page 69 of MD&A to describe the characteristics of the lease rental payments for exploration rights which correlate with the term social payment obligations; it should be clear why these obligations are appropriately differentiated as social.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief